DIAMOND HILL SECURITIZED CREDIT FUND

Supplement dated January 16, 2026

to the Prospectus dated February 28, 2025, as amended, and

to the Statement of Additional Information Dated February 28, 2025

On December 10, 2025, Diamond Hill Investment Group, Inc. (“Diamond Hill”), First Eagle Investment Management, LLC (“First Eagle”) and Soar Christopher Holding, Inc., entered into an Agreement and Plan of Merger pursuant to which Diamond Hill will be become a wholly-owned subsidiary of First Eagle. Diamond Hill is the parent of Diamond Hill Capital Management, Inc. (“DHCM”), the investment adviser to the Diamond Hill Securitized Credit Fund (the “Fund”). The transaction is expected to be completed by the third quarter of 2026 and is contingent upon the satisfaction or waiver of certain closing conditions, including obtaining necessary Fund and shareholder consents.

The Investment Company Act of 1940 Act, as amended, (the “1940 Act”) provides that a transaction that results in a “change in control” of an investment adviser causes any investment management agreement between that investment adviser and a registered investment company to be “assigned,” which in turn results in the automatic termination of the investment management agreement. As a result, the investment management agreement between the Fund and DHCM will automatically terminate upon the closing of the transaction. In order for DHCM to continue to provide investment management services to the Fund after the transaction, shareholders are required by the 1940 Act to approve a new investment management agreement with DHCM.

In anticipation of the transaction described above, the Board of Trustees of the Fund, including the trustees who are not “interested persons” as that term is defined in the 1940 Act, (i) approved a new investment management agreement with DHCM; (ii) nominated nine individuals for election to serve as trustees on the new Board of Trustees of the Fund; and (iii) authorized a special shareholder meeting at which shareholders of the Fund will be asked to approve the new investment management agreement and elect the nominees. If approved by shareholders, the new investment management agreement and Board of Trustees will be effective upon the closing of the transaction. Three of the current Trustees of the Fund will continue to serve as emeritus trustees after the closing.

The new investment management agreement is identical in all material respects to the current investment management agreement, except for the commencement and renewal dates. The transaction is not expected to result in any change in the portfolio management of the Fund or in the Fund’s investment objectives or policies.

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